EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

VOLUNTARY ANNOUNCEMENT

UPDATE ON CONNECTED GUARANTEES

This announcement is made by the board (the “Board”) of directors (the “Directors”) of Feishang Anthracite Resources Limited (the “Company” and together with its subsidiaries, the “Group”) as a voluntary announcement to allow the public to understand the latest information of the Company.

Reference is made to the listing document of the Company dated 31 December 2013 (the “Listing Document”). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Listing Document.

As disclosed in the Listing Document, Mr. LI Feilie (the Chairman of the Company and the Controlling Shareholder), Feishang Enterprise Group Co., Ltd. (飛尚實業集團有限公司) (“Feishang Enterprise”), Wuhu Port Co., Ltd. (蕪湖港口有限責任公司) (“Wuhu Port”), Wuhu Feishang Industrial Development Co., Ltd. (蕪湖市飛尚實業發展有限公司) (“WFID”) and Guizhou Feishang Energy Co., Ltd. (貴州飛尚能源有限公司) (“Feishang Energy”) (each being an associate of Mr. LI Feilie and therefore, the connected person (as defined in the Listing Rules) of the Company) have guaranteed certain of the Group’s borrowings from banks which are Independent Third Parties (the “Connected Guarantees”).

As further disclosed in the Listing Document, the Company obtained in-principle consents from each of the lending banks, namely China Minsheng Bank, China Merchants Bank, Bank of Communications, Industrial and Commercial Bank of China, China Everbright Bank, Bank of Chongqing and Huachuang Securities to release all of the Connected Guarantees, to be effective upon Listing and the completion of certain administrative procedures of the lending banks, which was expected to be completed approximately three months after the Listing. All Connected Guarantees given by Mr. LI Feilie, Feishang Enterprise, Wuhu Port, WFID and Feishang Energy, respectively in respect of the Group’s loans would then be expected to be replaced by guarantees to be provided by the Company and/or its subsidiaries in favour of the respective lending banks on similar terms within three months after the Listing.

1

Due to the tightening of monetary policy in the PRC as a result of slowdown of the PRC economy, the governmental policy in favour of development of new energy and the implementation of coal mine consolidation policy in Guizhou province, the lending banks therefore withheld their in-principle consents and notified the Company that the relevant administrative procedures could not be completed for the time being taking into account the change or implementation of the above policies. Accordingly, the Connected Guarantees could not be released and replaced by guarantees by the Company and/or its subsidiaries in favour of the respective lending banks.

The following table sets forth the details and updates on the financial assistance provided by Mr. LI Feilie and/or companies controlled by him (excluding the Company) to the Group as at the Latest Practicable Date (as set out in the Listing Document) and as at the date of this announcement, respectively:

Borrower	Lender	Date of loan agreement	Loan amount (RMB)	Current Interest rate	Purpose	Term	Outstanding loan amount as at the Latest Practicable Date (RMB)	Outstanding loan amount as at the date of this announcement (RMB)	Connected person providing guarantee	Security provided by the Company in respect of the financial assistance	Latest update as at the date of this announcement

Guizhou Puxin	China Merchants Bank, Guiyang Branch	29 January 2013	20,000,000	7.80% (fixed)	General working capital and financing the inter-company purchase of coal	29 January 2013 – 28 January 2014	20,000,000	–	WFID	Nil	The loan amount and interest were repaid in full on 22 January 2014

Guizhou Puxin	China Merchants Bank, Guiyang Branch	27 February 2013 (as renewed on 27 February 2014)	30,000,000	7.80% (fixed)	Financing the inter-company purchase of coal	27 February 2013 – 26 February 2014 (as renewed 27 February 2014 – 26 February 2015)	30,000,000	30,000,000	WFID	Nil	The loan amount and interest were repaid in full on 26 February 2014 and renewed on 27 February 2014

Guizhou Dayun	China Merchants Bank, Guiyang Branch	19 December 2011	300,000,000	8.52% (floating)	Financing the construction of Dayun Coal Mine	20 December 2011 – 19 December 2017	180,000,000	180,000,000	Mr. LI Feilie and Feishang Enterprise	Nil	Receipt of written reply that the relevant administrative procedures could not be completed for the time being

Xinsong Coal	China Minsheng Bank, Chongqing Branch	5 May 2011	50,000,000	8.00% (floating)	Financing the improvement project of Liujiaba Coal Mine	5 May 2011 – 5 May 2014	45,000,000	–	WFID	Nil	The last instalment of loan amount and interest were repaid in full on 5 May 2014

2

Borrower	Lender	Date of loan agreement	Loan amount (RMB)	Current Interest rate	Purpose	Term	Outstanding loan amount as at the Latest Practicable Date (RMB)	Outstanding loan amount as at the date of this announcement (RMB)	Connected person providing guarantee	Security provided by the Company in respect of the financial assistance	Latest update as at the date of this announcement

Dayuan Coal	Bank of Communications, Guizhou Branch	26 June 2012	100,000,000	8.00% (floating)	Ramp-up of Dayuan Coal Mine	26 June 2012 – 26 June 2015	94,700,000	92,550,000	WFID and Mr. LI Feilie	Nil	Receipt of verbal response that the relevant administrative procedures could not be completed for the time being

Guizhou Dayun	Industrial and Commercial Bank of China, Jinsha Branch	17 December 2012	150,000,000	7.21% (floating)	Financing the construction of Dayun Coal Mine	26 December 2012 – 25 December 2018	10,000,000	90,000,000	Feishang Enterprise	Nil	Receipt of written reply that the relevant administrative procedures could not be completed for the time being

Guizhou Puxin	China Everbright Bank, Guiyang Branch	4 February 2013	20,000,000	6.30% (fixed)	Financing the inter-company purchase of coal	4 February 2013 – 3 February 2014	20,000,000	–	Mr. LI Feilie and Feishang Enterprise	Nil	The loan amount and interest were repaid in full on 23 January 2014

Linjiaao Coal	Bank of Chongqing, Guiyang Branch	23 August 2011	90,000,000	6.40% (floating)	Financing the improvement project of Linjiaao Coal Mine	24 August 2011 – 23 August 2015	82,000,000	70,000,000	WFID and Mr. LI Feilie	Nil	Receipt of verbal response that the relevant administrative procedures could not be completed for the time being

Guizhou Puxin	Bank of Chongqing, Guiyang Branch	29 March 2013	50,000,000	8.40% (fixed)	General working capital and financing the inter-company purchase of coal	29 March 2013 – 28 March 2014	50,000,000	–	Feishang Enterprise	Nil	The loan amount and interest were repaid in full on 28 March 2014

Guizhou Puxin	Huachuang Securities through Guizhou Bank, Guiyang Branch	13 May 2013	300,000,000	8.00% (fixed)	General working capital, financing the acquisition of mines and the settlement of debts	14 May 2013 – 13 May 2015	300,000,000	300,000,000	Mr. LI Feilie, Feishang Enterprise and Feishang Energy	Nil	Receipt of written reply that the relevant administrative procedures could not be completed for the time being

3

Borrower	Lender	Date of loan agreement	Loan amount (RMB)	Current Interest rate	Purpose	Term	Outstanding loan amount as at the Latest Practicable Date (RMB)	Outstanding loan amount as at the date of this announcement (RMB)	Connected person providing guarantee	Security provided by the Company in respect of the financial assistance	Latest update as at the date of this announcement

Guizhou Puxin	China Minsheng Bank, Chongqing Branch	14 August 2013	100,000,000	6.60% (floating)	Financing the inter-company purchase of coal	15 August 2013 – 15 August 2014	100,000,000	100,000,000	WFID	Nil	Receipt of verbal response that the relevant administrative procedures could not be completed for the time being

Guizhou Puxin	China Minsheng Bank, Chongqing Branch	17 October 2013	150,000,000	6.00% (floating)	General working capital	17 October 2013 – 17 October 2014	150,000,000	150,000,000	WFID	Nil	Receipt of verbal response that the relevant administrative procedures could not be completed for the time being

Guizhou Puxin	China Everbright Bank, Guiyang Branch	20 October 2013	30,000,000	6.72% (fixed)	Financing the purchase of coal	22 October 2013 – 21 April 2014	30,000,000	–	Feishang Enterprise	Nil	The loan amount and interest were repaid in full on 21 April 2014

Total			1,390,000,000				1,111,700,000	1,012,550,000

As at the date of this announcement, save for those loan amounts and interests which had been repaid in full by the Group according to the term of loan agreements as set out in the above table, all the other Connected Guarantees remain continued and constitute financial assistance provided by the connected persons of the Company. The Directors are of the view that the continuation of the Connected Guarantees, being financial assistance for the benefit of the Group, are fair and reasonable, on normal commercial terms and in the interest of the Company and its shareholders as a whole. No security over the Company’s assets is granted to the connected persons in respect of such financial assistance. Accordingly, the continuation of the Connected Guarantees is exempt from compliance with the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Listing Rules.

As at the date of this announcement, none of lending banks has withdrawn any loan facilities to the Group or has requested the Group to repay any outstanding loans and interest accrued thereon earlier than the maturity dates.

Further announcement(s) will be made by the Company if and when there is any material progress or development on the replacement of the Connected Guarantees by guarantees to be provided by the Company.

4

The Board confirms that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of the Directors jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board

FEISHANG ANTHRACITE RESOURCES LIMITED

LI Feilie

Chairman

Hong Kong, 25 June 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward and the independent non-executive directors of the Company are LO Kin Cheung, HUANG Zuye and GU Jianshe.

5